
December 22, 2020

Ross Tennenbaum
Chief Financial Officer
Avalara, Inc.
255 South King Street, Suite 1800
Seattle, WA 98104

> **Re: Avalara, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-38525**

Dear Mr. Tennenbaum:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dan Manning - Avalara, Inc, Chief Accounting Officer